

Mail Stop 3561

August 26, 2016

Denis Razvodovskij
President
Newmarkt Corp.
P.O. Box 1408
5348 Vegas Drive
Las Vegas, NV 89108

> **Re:** **Newmarkt Corp.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2016**
> **File No. 333-212821**

Dear Mr. Razvodovskij:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. Please disclose in the prospectus summary the minimum funding required from this offering to implement your business plan for the next twelve months. Please also reconcile your disclosure on page 8, that you require a minimum of $40,000 to implement your plan of operations for the next twelve months, with your disclosure on page 16, that to fully implement your plan of operations you require a minimum funding of $160,000 for the next twelve months.

Denis Razvodovskij
Newmarkt Corp.
August 26, 2016
Page 2

2. Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering.

Our Company, page 5

3. Please clarify here and in the opening paragraph of the Description of Business section on page 16 that your business operations are located in Lithuania. Please also clarify if the revenues the company has realized so far are through operations in Lithuania.

Risk Factors, page 8

4. Mr. Razvodovskij appears to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole officer and director. See Item 503(c) of Regulation S-K.

Because our sole officer and director Denis Razvodovskij has other interests…, page 8

5. Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Description of Business, page 16

6. We note your disclosure that Mr. Razvodovskij has agreed to loan you funds, but has no firm commitment, arrangement or legal obligation to do so. Consistent with Exhibit 10.6, please clarify here that this is an oral agreement.

7. We note the disclosure that cycling can be dangerous and you provide customers with helmets and safety equipment. Please disclose if you carry any liability insurance and include a risk factor discussing the risk associated with customer injuries while renting your equipment.

Initial Focus of Our Business, page 17

8. We note that you indicate you are in negotiations for two potential customers and plan to sign agreements. Please clarify, if true, that there is no guarantee that you will reach agreements with these two potential customers.

Startup Equipment, page 17

9. We note your disclosure that the Company is planning to expand the range of offered equipment for rental. Please clarify if acquiring these expanded types of rental equipment is included in the estimate of additional orders of rent equipment in the chart under "Plan of Operation," at page 19, which discusses use of proceeds. If so, please add

clarifying disclosure accompanying that chart, indicating the use of funds for these additional equipment types, depending at what percentage of shares are sold. Otherwise, please briefly expand the disclosure here to explain additional costs and timelines for expanding the range of additional offered equipment. If additional financing may be needed, and is not currently available, please also make that clear.

Plan of Operation, page 19

10. Please reconcile your disclosure here that Mr. Razvodovskij will devote approximately from 10 to 20 hours per week, with your disclosures on page 8 and 20 that he will devote approximately 20 hours per week.

Directors, Executive Officers, Promoter and Control Persons, page 22

11. Please clarify if Mr. Razvodovskij is still working for UAB "Kantorius," at the current disclosure indicates that he "was" working there for the past five years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Andrew J. Befumo, Esq.
        Befumo & Schaeffer, PLLC